Exhibit 99.1

PRESS RELEASE

NANOBIOTIX ANNOUNCES FIRST QUARTER OPERATIONAL AND FINANCIAL UPDATES

•	Expanded clinical data set supporting tumor agnostic potential of NBTXR3 in presentation of first results in rectal cancer at ASCO-GI 2021
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Initiated new combination study evaluating NBTXR3 activated by radiation in combination with chemotherapy in esophageal cancer and reported new preclinical data in immunotherapy at AACR RSM 2021, providing further support for radioenhancer NBTXR3 as a therapeutic combination-agnostic that could prime adaptive immune response for local and systemic control

•	New collaboration agreement signed by subsidiary Curadigm with Sanofi evaluating novel Nanoprimer technology in gene therapy
•	Cash, cash equivalents, and short-term investments were €107.1 million at March 31, 2021, continuing to support robust development plans into the second quarter of 2023

Paris, France; Cambridge, Massachusetts (USA); April 29, 2021 – NANOBIOTIX (Euronext : NANO –  NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced operational progress and cash position for the first quarter of 2021.

“The first quarter of this year saw further progress in development for Nanobiotix,” said Laurent Levy, co-founder and chief executive officer of Nanobiotix. “We continue to generate data reinforcing our vision for NBTXR3 as a first-in-class radioenhancer that could have a significant impact for patients across solid tumor types and therapeutic combinations. We are also encouraged that Sanofi has seen the potential of Curadigm’s Nanoprimer and look forward to a successful collaboration between the two companies in gene therapy.”

Financial Updates Supporting Nanobiotix Development and Corporate Plans

Cash, cash equivalents, and short-term investments were €107.1 million at March 31, 2021, supporting robust development plans into the second quarter of 2023, compared to €28m as of March 31st, 2020..

Following the decision to conclude a License and Collaboration agreement with PharmaEngine, Inc., the Company did not generate any revenue during the first quarter of 2021. This compares to €24k for the first quarter of 2020, which resulted from cross-charges associated with the collaboration.

Clinical Activities and Achievements Advancing Solid Tumor-Agnostic and Combination-Agnostic Potential of NBTXR3

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Preclinical data, developed in collaboration with the University of Texas MD Anderson Cancer Center (MD Anderson), further suggesting that NBTXR3 could prime adaptive immune response and combine with several immune checkpoint inhibitors was presented at the first American Association of Cancer Research (AACR) Virtual Special Conference on Radiation Science and Medicine in March. This data demonstrated that a combo therapy including NBTXR3, anti-PD-1, anti-TIGIT, and anti-LAG3 augmented anti-tumor response in both irradiated and unirradiated tumors, improving local and distant tumor control and increasing survival rate. The survivor mice were immune to re-injections of tumor cells, maintained significantly higher percentages of memory immune cells and stronger anti-tumor immune activities than control.

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First clinical results in rectal cancer including recommended phase II dose from the complete phase Ib part of a phase Ib/II study evaluating NBTXR3 activated by radiation therapy with concurrent chemotherapy were presented in January at the 2021 American Society of Clinical Oncology Gastrointestinal Cancers Symposium (ASCO-GI 2021). The data showed that the intra-tumoral injection of NBTXR3 was feasible and well tolerated at all dose levels. More than 70% of patients showed objective tumor response and approximately 90% of patients underwent total mesorectal excision (surgery), and 17.6% achieved pathological complete response. In addition, 50% of the patients receiving surgery had good tumor regression. PharmaEngine, Inc. will implement the termination and wind-down of the phase II part of this clinical study pursuant to the agreement regarding the conclusion of this collaboration.

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First patient injected in esophageal cancer, a new indication for NBTXR3, in a phase I study evaluating NBTXR3 activated by radiation therapy with concurrent chemotherapy (Study 2020-0122) in January. The trial is being conducted with MD Anderson as part of an ongoing clinical collaboration.

Corporate Activities and Achievements Expanding Value Creation Opportunities for Nanobiotix

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Collaboration agreement between Sanofi and Nanobiotix subsidiary, Curadigm, in January. Pursuant to Sanofi’s selection of a project involving Curadigm’s Nanoprimer technology as a promising option to significantly improve gene therapy development, Curadigm entered into a one-year agreement with the pharmaceutical company inclusive of direct funding and scientific exchanges. The goal of the project is to establish proof-of concept for the Nanoprimer as a combination product that could improve treatment outcomes for gene therapy product candidates.

•
Retention of intellectual property rights for NBTXR3 in the Asia-Pacific region in March 2021 pursuant to a mutual agreement with PharmaEngine, Inc. to conclude the collaboration entered into in August 2012.

Upcoming Corporate and Clinical Events in the Second Quarter of 2021

•	May 24th: UBS Global Healthcare conference

•	June 1st: Jefferies Healthcare Conference

•	June 4th: American Society of Clinical Oncology (ASCO) congress 2021

•	June 11th: Virtual KOL Event Review Potential Therapeutic Potential of NBTXR3 in Combination with Check Point Inhibitors for Patients with Advanced Cancers

Updated Financial Agenda

•	July 20th: Second Quarter Corporate Update and Financial Update

•	September 8: Half Year Corporate Update and Financial Update

•	October 20th: Third Quarter Corporate Update and Financial Update

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About NBTXR3
NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

NBTXR3 is being evaluated primarily in locally advanced head and neck squamous cell carcinoma (HNSCC). The company-sponsored phase I dose escalation and dose expansion study has produced consistently favorable safety data and early signs of efficacy; and a phase III global registration is planned to launch in 2021. In February 2020, the United States Food and Drug Administration granted the regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the planned phase III.

Nanobiotix has also prioritized a company-sponsored Immuno-Oncology development program—a phase I clinical study evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a strategic collaboration with strategy with world class partners to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 The University of Texas MD Anderson Cancer Center engaged in a broad, comprehensive clinical research collaboration with Nanobiotix to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations.

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and Cambridge, Massachusetts (United States). The company also has subsidiaries in France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and completed a successful initial public offering (IPO) on the Nasdaq Global Select Market in New York City in December 2020. The company is one of only 7 dual-listed biotech companies with headquarters in France.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms: 1) applied to oncology; 2) applied to bioavailability and biodistribution; and 3) applied to disorders of the central nervous system. The lion's share of the company's resources are devoted to the development of its lead product candidate–NBTXR3—which was born from its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers) on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts
Nanobiotix

Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse- communication.com	US – Porter Novelli Stefanie Tuck +1 (917) 390-1394 Stefanie.tuck@porternovelli.com

First quarter 2021 Revenue:

In K€	Q1 2021	Q1 2020
Revenues	0	23.5

Of which services	0	23.5